SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                         For the month of November, 2007

                         Commission File Number 1-14948

                            Toyota Motor Corporation
                            -------------------------
                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
                           ---------------------------
                           Aichi Prefecture 471-8571,
                           --------------------------
                                      Japan
                                      -----
                    (Address of Principal Executive Offices)


      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F
                                                        ---         ---

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    --------

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    --------

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934. Yes     No X
         ---    ---

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 -----------




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Materials Contained in this Report:

I. English translation of the Japanese language Notice of Resolution of the Board of Directors' Meeting Concerning the Payment of Interim Dividends, as distributed to the shareholders on November 8, 2007.

II. English excerpt translation of a Report on Number of Listed Shares, as filed by the registrant with the Tokyo Stock Exchange on November 20, 2007.

III. English translation of the Notice Concerning the Results of Acquisition of Own Shares, as filed by the registrant with the Tokyo Stock Exchange on November 20, 2007.

IV. English translation of a Report of Bulk Holding (Amendment No. 9), as filed by the registrant with the Director of the Tokai Local Finance Bureau on November 27, 2007.



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                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                     Toyota Motor Corporation



                                     By:    /s/ Hiroshi Nishida
                                        ---------------------------
                                        Name:  Hiroshi Nishida
                                        Title: General Manager of
                                               Financial Reporting Department,
                                               Accounting Division



Date:  November 30, 2007